November 15, 2010

Via EDGAR and Hand Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny

Re:                             St. Jude Medical, Inc.

Amended Registration Statement on Form S-4

File No. 333-170045

Filed November 9, 2010

Schedule TO-T/A filed by Asteroid Subsidiary Corporation and St. Jude Medical, Inc.

File No. 005-85230

Filed November 9, 2010

Dear Mr. Duchovny:

On behalf of our client, St. Jude Medical, Inc. (“St. Jude Medical”) and its subsidiary Asteroid Subsidiary Corporation (“Asteroid”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter to Joseph M. Barbeau, dated November 12, 2010 with respect to the above referenced Amended Registration Statement on Form S-4 (the “Registration Statement”) and Schedule TO-T/A (the “Schedule TO”), filed on November 9, 2010.

Please note that St. Jude Medical today filed with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and Amendment No. 4 to the Schedule TO.  Enclosed for your reference are four copies of Amendment No. 2, which have been marked to show changes made to the Registration Statement since it was filed initially with the Commission, as well as four unmarked copies of Amendment No. 2. Also enclosed for your reference are four unmarked copies of Amendment No. 4 to the Schedule TO.

For your convenience, we have reprinted the Staff’s comments below in italics.  All references to page numbers in our responses are to the page numbers of Amendment No. 2 of the Registration Statement.

Form S-4/A

Cover page

1.                                      Please revise your description of the stock election formula to specify the trading volume to which the disclosure refers: is it the trading volume of your common stock on the New York Stock Exchange or the trading volume that includes trades conducted outside the NYSE?

We have revised the disclosure on pages 4, 11 and 65 of Amendment No. 2 in response to this comment to reflect that the trading volume of St. Jude Medical common stock used for purposes of calculating the exchange rate will be the consolidated trading volume across all U.S. exchanges.  We note that the trading volume for St. Jude Medical reported by the major news media, such as bloomberg.com, Google Finance and Yahoo Finance, under “Volume” is the consolidated trading volume for St. Jude Medical across all U.S. exchanges, consistent with that used for calculating the exchange rate.  Information regarding volume based solely on trading on the NYSE is not readily accessible to investors on publicly available financial news sites.

Selected Consolidated Financial Data of St. Jude, page 20

2.                                      We note your response to prior comment 4 and we reissue it in part. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010( a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item l010(c)(6) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

We have revised the disclosure on pages 20, 23 and 24 of Amendment No. 2 in response to this comment.

Other Conditions, page 74

3.                                      We note your response to prior comment 6. Please tell us how the referenced condition is objectively verifiable and how the occurrence of the condition is not within your direct or indirect control.

We believe that the referenced condition is objectively verifiable because it will be based on a factual analysis of whether AGA has complied with the obligations, covenants and agreements set forth in the Merger Agreement in all material respects.  Until closing of the Offer, AGA is not within St. Jude Medical’s direct or indirect control, and therefore AGA’s compliance with or breach of the obligations, covenants and agreements set forth in the Merger Agreement is not within St. Jude Medical’s control.  We have clarified on page 74 of Amendment No. 2 that St. Jude Medical will not assert this condition unless it has determined in its reasonable judgment that AGA has breached or failed to comply in a material respect with its obligations, covenants or agreements under the Merger Agreement.

AGA Financial Projections, page 208

4.                                      We note your response to prior comment 7 and we reissue it. We note that the disclosure requirements of Item 4(b) of Form S-4 and the interpretations you referenced in your response apply to a report, opinion or appraisal that has been received by the registrant.

We have revised the disclosure on page 209 of Amendment No. 2 in response to this comment.

Should you have any questions concerning the foregoing, please do not hesitate to contact me at (415) 393-8322.

Very truly yours,

/s/ Stewart L. McDowell
Stewart L. McDowell

cc:	Kashif Rashid (St. Jude Medical, Inc.)
Alexander Rosenstein (Fredrikson & Byron, P.A.)
Ronald Lund (AGA Medical Holdings, Inc.)